KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS
200 East Randolph Drive Chicago, Illinois 60601
Dennis M. Myers, P.C. To Call Writer Directly: 312 861-2232 dmyers@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

CONFIDENTIAL TREATMENT REQUESTED BY GT SOLAR
INTERNATIONAL, INC. FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. § 200.83 ("RULE 83")

July 7, 2008

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Jay Mumford
Russell Mancuso
Lynn Dicker
Gary Todd

Re:
GT Solar International, Inc.
Amendment No. 4 to Registration Statement on Form S-1
 (SEC File No. 333-142383), originally filed April 26, 2007

Ladies and Gentlemen:

        GT Solar International, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 4 to its Registration Statement on Form S-1 (the "Amendment").

        On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated June 24, 2008. The Company's responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the prospectus contained in the Registration Statement on Form S-1 originally filed on April 26, 2007. Where applicable, we have referenced in the Company's responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Risk Factors, page 8

We face particular commercial, jurisdictional and legal risks associated with our business in China, page 13

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

1.
We note your new disclosure in the last paragraph on page F-29 regarding the increase in your tax rate for your Chinese subsidiary. As much of your sales are in China, please tell us why you have not disclosed this increase in your risk factors and why you have not identified this increase as a material trend in your Management's Discussion and Analysis section.

  Response:    The Company established a foreign subsidiary to perform installation and customer support services for the benefit of the Company's domestic subsidiary and to sell directly certain parts and supplies in China. The Chinese subsidiary's revenue consists of inter-company billings for these services as well as any direct sales of parts and supplies and does not include revenue for the equipment sold to customers. The Company incurred approximately $199,000 of tax expense attributable to the Chinese subsidiary in the fiscal year ended March 31, 2008. Due to the limited nature of the operations of the Chinese subsidiary, the Company does not believe that the increase in the tax rate in China from 15% to 25% represents a material risk to the Company. The Company has added disclosure in the Management's Discussion and Analysis regarding the change in Chinese tax rates. Please see page 50 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Significant Accounting Estimates, page 39

Stock compensation, page 42

2.
We note your response to prior comment 20 in our letter dated June 6, 2008. Please expand to provide a discussion of the primary factors contributing to my significant difference between the expected offering price and the fair value assigned to your common shares for purposes of measuring stock-based compensation.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 43 to 45 of the Amendment.

Statement of Policy, page 107

3.
We note your response to prior comment 17. Please revise your disclosure to provide the information you describe in the first paragraph of your response to this comment.

  Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see page 114 of the Amendment.

Exhibits

4.
We note your response to prior comment 6. Please tell us why you believe you are not substantially dependent on your contracts with Jiangxi LDX PV Silicon Technology Company and DC Chemical Co. Specifically, tell us whether these contracts are scheduled to be delivered in the near future and how likely it is that you would be able to redeploy the products from these particular contracts if such contracts were cancelled in the near term.

  Response:

  THE COMPANY REQUESTS THAT A PORTION OF THE FOLLOWING RESPONSE BE PROTECTED FROM PUBLIC DISCLOSURE PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 83

  The Company believes that it is not substantially dependent on any of its (a) three contracts with DC Chemical Co. (total value equal to approximately $297 million) and (b) one contract with Jinagxi LDK PV Silicon Technology Company (total value equal to approximately $180 million). These contracts are scheduled to be delivered over the next fifteen months as follows (percentages based on units of equipment ordered):

			Deliveries scheduled during the three months ending
		Deliveries Prior to June 30, 2008
Customer	Contract Value		September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009
DC Chemical Co.	$89,842,201	100%
DC Chemical Co.	$202,908,000			[***]	[***]	[***]
DC Chemical Co.	$3,782,000		[***]
LDK	$180,000,000		27%	36%	36%

  When the Company enters into a contract for its polysilicon equipment, it enters into purchase orders with vendors for the equipment needed to fulfill the contract. The Company generally seeks to enter into purchase orders within thirty days of the effective date of a customer contract because there are long lead times associated with manufacturing the equipment. Although these purchase orders are cancelable by the Company, the Company is required to reimburse the vendor for costs incurred through the date of termination and predetermined profits. For this reason, the Company's contracts with its customers do not have cancellation provisions.

*** CONFIDENTIAL TREATMENT REQUESTED BY GT SOLAR INTERNATIONAL, INC. PURSUANT TO RULE 83

  In the event of a customer default that results in termination of a contract listed in the table above, the Company would make a determination whether to cancel the purchase orders associated with that contract based on management's assessment of its needs at that time. If the Company does not cancel the purchase orders, the Company would then seek to redeploy undelivered equipment, to the extent possible, to existing customers whose contracts are in the Company's order backlog. As a result of demand for the Company's polysilicon products, the Company's order backlog is significant, and the Company's delivery schedules are often longer than desired by its customers. The Company believes that other customers would generally be willing to take the undelivered equipment earlier than originally scheduled, which would enable the Company to accelerate deliveries under other contracts in the Company's order backlog and delay the effect of any excess purchase commitments caused by the customer's default. There are generally no material technical obstacles to redeployment because the core functionality of the equipment is not significantly affected by customer specifications. However, the equipment does need to comply with the safety and operational standards of the countries in which the Company's customers install and operate the equipment.

  If a customer defaults on its obligations under a contract and the contract is terminated, and the Company does not cancel the related purchase orders, the Company would have purchase commitments in excess of its order backlog requirements. The Company would then seek to enter into additional contracts to sell the equipment to both existing and new customers. The Company continues to experience significant levels of demand for its polysilicon products as a result of both the general interest in the industry and the Company's marketing efforts. For example, since March 31, 2008, the Company has recorded in backlog contracts for reactors and converters valued at $90.8 million. Therefore, the Company believes that, if one of the contracts listed in the table above is terminated, it would be able allocate all or substantially all of the related equipment to future contracts that the Company would enter into over a period of approximately 12 months.

  The Company believes the risk of customer default is substantially reduced because customers pay significant non-refundable deposits. The two largest of the contracts listed in the table above require that 35% of the total purchase price be paid within periods of 40 to 80 days from the effective date of the contracts. These deposits cover substantial portions of the material costs of the contracts and significantly reduce the Company's exposure in the event of a customer default.

* * * * *

        We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

                      Sincerely,

                      /s/ Dennis M. Myers

                      Dennis M. Myers, P.C.

cc:
Edwin L. Lewis
    GT Solar International, Inc.

Alan F. Denenberg
    Davis Polk & Wardwell